FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 6, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF: NET SALES REACH R$ 28.5 BILLION IN 2012

BRF reported net sales of R$ 28.5 billion for fiscal year 2012, 10.9% higher than posted in the preceding year, with a net income of R$ 813.2 million. The Company’s efforts to accelerate the growth of its operations and at the same time comply with its commitments under the merger agreement were determinants in sustaining the positive result, underscoring BRF’s competitive advantage in its capacity to plan and execute.

Despite instability in the international economy which resulted in slow growth in the leading economies of the eurozone and decelerating growth rates in China, exports rose 15.2% in revenues, totaling R$ 11.6 billion, and 9.6% by volume.

In the domestic market, sales revenue improved by 8.5% to reach R$ 12.6 billion. This was achieved despite the modest growth of the Brazilian economy and the divestment of some of the Company’s assets and suspension of certain brand categories representing about a third of domestic market sales volume. Additionally, in the dairy products and food services segments, sales revenue rose by 6.9% and 7.9%, respectively.

EBITDA adjusted reached R$ 2.7 billion, a year-on-year decline of 17.4%, impacted by several factors such as cost pressure, transitory expenses and the ceding of assets combined with an adverse international trading environment.

BRF’s robust governance model, consolidated in 2012 with the integration of Perdigão/Sadia, was reflected in the major advances which the company was able to record during the period in the form of new levels of efficiency which contributed to making the company increasingly more competitive and sustainable.

During the year, investments amounted to R$ 2.5 billion, 25% higher than  in 2011. Capital expenditures were directed to the development of hundreds of projects related to growth, efficiency and support: adjustments made to plants for those production lines shifted from transferred units, new distribution centers, and the redesign of the logistics network, among others. Over the twelve months, the Company launched 454 products, underscoring its capacity for innovation and reinforcing its penetration in several retailing channels.

EXPORTS

Export market operations reflected the trading environment in the international market: excess inventory in the Middle East, Japan and Russia early on in the year which together with sharp rises in grain prices, squeezed company margins.

Average prices saw a gradual recovery as supply and demand returned to equilibrium in the leading markets, rising by 5.1% in local currency terms. However, this growth was not enough to restore operating margins which fell from 5.5% to 1.6% in the year due to the increase of 8.8% in production costs.

In 2012, BRF ramped up its international operations on the basis of four pillars: brand, portfolio, improved distribution and local products. The strategy of adding value to the company’s international businesses is becoming a reality with construction work beginning on the plant in the Middle East, the acquisition of Federal Foods and the expansion of the business in Argentina.

DOMESTIC MARKET

The challenge facing BRF’s domestic operations in 2012 was to mitigate the effect of asset sales and suspension of brand names both from the operational point of view as well as from that of recovery in scale. This challenge was further compounded by the spike in grain prices, in turn impacting production costs, and increased meat supply in Brazil.

The company reported robust growth in domestic market sales revenue sustained by 99 new products launches in the period, by the redesign of the portfolio and its principal brands and the repositioning of its sales force.

Sales in the meats segment recorded R$ 12.6 billion, 8.5% up on 2011. Average prices rose by 9.7% while costs were 16.3% higher on average, impacting operational profits and margin, the latter declining from 10.7% to 8.2%.

DAIRY PRODUCTS

BRF ended 2012 as the third largest manufacturer of dairy products in Brazil with a 10.5% market share. The segment’s sales revenue totaled R$ 2.7 billion, a year-on-year increase of 6.9%.

During the year, progress was made with the project for fully integrating the dairy products area into BRF’s operational structure. Synergies will permit advances in production efficiency, the entire project to be concluded by the end of 2014, albeit with notable progress expected during the course of 2013. The process involves distribution centers, sales teams, management techniques and improvements in execution.

FOOD SERVICES

Sales revenues from the   food services segment increased by 7.9%, totaling R$ 1.6 billion. The unit maintained its strategy of increasing capillarity, servicing of 62 thousand companies, helping to offset such adverse economic impacts as inflation in the services sector.

In addition to the launch of 82 new products, the unit invested in the launch of a new category of product in the form of sachets of ketchup, mustard and mayonnaise and produced by the factory acquired in Argentina.

4th QUARTER

EBITDA REACHES R$ 1 BILLION AND SURPASSES 2011 BY 11%

BRF’s net sales in the 4th quarter of 2012 (4Q12) grew 14.7% compared with the same period in 2011, reaching R$ 8.1 billion. This growth was supported by a significantly positive performance in the company’s business segments with an increase in revenue of 9% in the domestic market, 24% in exports, 11% in the dairy product segment and 5% in the food services unit.

The company reported net income of R$ 562.8 million against net earnings of  R$ 121 million in 4T11 due to a provision incurred in the latter period relating to the incorporation of Sadia. Net margin posted a gain of 5.2 percentage points representing an increase from 1.7% to 6.9%.

EBITDA – cash generation -- improved by 10.7%, totaling R$ 1 billion on a margin of 12.5%. And operating profit prior to financial expenses (EBIT) was R$ 608 million, a 20% gain.

The incorporation of Sadia was completed at the end of the quarter, an important step in the full consolidation of BRF’s operations on the path to being increasingly more efficient and profitable.

Highlights (R$ Million)	4Q12	4Q11	% ch.	2012	2011	% ch.
Net Sales	8,146	7,099	15	28,517	25,706	11
Domestic Market	4,695	4,303	9	16,668	15,419	8
Exports	3,451	2,796	23	11,849	10,287	15
Gross Profit	2,095	1,947	8	6,454	6,659	(3)
Gross Margin	25.7%	27.4%	(1,7 p.p)	22.6%	25.9%	(3,3 p.p)
EBIT	608	508	20	1,389	2,001	(31)
Net Income	563	121	365	813	1,367	(41)
Net Margin	6.9%	1.7%	5,6 p.p	2.9%	5.3%	(2,3 p.p)
EBITDA	850	731	16	2,348	2,890	(19)
EBITDA Margin	10.4%	10.3%	0,1 p.p	8.2%	11.2%	(3,0 p.p)
Earnings per share(1)	0.65	0.14	365	0.94	1.57	(41)
1-Consolidated earnings per share (in R$), excluding treasury shares.

São Paulo- march, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 6, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director